Exhibit 1

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 9 8661 601
yaron@evs-sm.com

ELBIT VISION SYSTEMS ANNOUNCES EXPENSE REDUCTION MEASURES

Following Record Revenues in 2008, Management Decides that Continued Success Requires Further Reduction in Expenses

Qadima, Israel, February 19, 2009 – Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that its management has resolved to continue with its previously announced cost-cutting measures, which reduced the Company’s operating costs approximately $2.5M. The current plans are expected to reduce the Company’s operating costs by an additional $1.5M, and include the termination of a number of the Company’s employees, reduction in wages and the institution of a 4-day work week for part of the workforce.

David Gal, Chairman and CEO of EVS commented, “Our revenues in the first three quarters of 2008 grew in line with our expectations, and we saw strong demand particularly for our ultrasonic solutions in the last quarter the company revenue declined by 38% compared to the fourth quarter of 2007. Additionally, while we have not so far received any cancellation of existing orders, the global financial crisis has weakened our order base and reduced our expectations for 2009. As a result we have been forced to take some difficult steps in order to safe-guard the Company’s financial condition. We do not know if these measures will be sufficient and we are keeping a close watch on developments both within the Company and the global economy as a whole.

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS’ systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.